Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement, subject to completion, dated December 7, 2016

PRICING SUPPLEMENT dated                , 2016

(to prospectus dated June 27, 2014 and

prospectus supplement dated June 27, 2014)

US$

Senior Medium-Term Notes, Series C

consisting of

US$        % Senior Notes due 2019

US$         Floating Rate Notes due 2019

This is an offering of US$         aggregate principal amount of our    % Senior Notes due 2019, which we refer to as the “Fixed Rate Notes”, and US$         aggregate principal amount of our Floating Rate Notes due 2019, which we refer to as the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”. The Fixed Rate Notes will mature on             , 2019 and the Floating Rate Notes will mature on             , 2019. We will pay interest on the Fixed Rate Notes semi-annually on each                      and                     , beginning on             , 2017. We will pay interest on the Floating Rate Notes quarterly on each                    ,                     ,                      and                     , beginning on            , 2017.

We may redeem either tranche of Notes in whole at any time upon the occurrence of certain events pertaining to Canadian taxation at 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. See “Specific Terms of the Notes — Tax Redemption.”

The Notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. The Notes will be issued only in registered book-entry form, in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Investing in the Notes involves risks, including the risks described in the “Risk Factors” section on page PS-2 of this pricing supplement, those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and those described in management’s discussion and analysis included in our Annual Report on Form 40-F for the year ended October 31, 2016, which is incorporated by reference in the accompanying prospectus, dated June 27, 2014, as supplemented by the accompanying prospectus supplement, dated June 27, 2014, and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our senior unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Per Fixed Rate Note		Total	Per Floating Rate Note		Total
Price to Public(1)		%	US$		%	US$
Underwriting Commissions		%	US$		%	US$
Proceeds, Before Expenses, to Bank of Montreal		%	US$		%	US$

(1)	Plus accrued interest, if any, from , 2016, if settlement occurs after that date.

The underwriters expect to deliver the Notes through the book-entry delivery system of The Depository Trust Company on or about              , 2016.

BMO Capital Markets	BofA Merrill Lynch	Citigroup	Goldman, Sachs & Co.	Wells Fargo Securities

The date of this pricing supplement is              , 2016.

Pricing Supplement

We are responsible for the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, and in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than the dates thereon. Our business, financial condition, results of operations and prospects may have changed since those dates.

PS-1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” into this pricing supplement, the accompanying prospectus supplement, dated June 27, 2014 (the “accompanying prospectus supplement”), and the accompanying prospectus, dated June 27, 2014 (the “accompanying prospectus”), the information in certain documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference is considered to be automatically updated and superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. In other words, in the case of a conflict or inconsistency between information contained in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and information incorporated by reference, you should rely on the information contained in the document that was filed later. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus.

We incorporate by reference the following documents and all documents that we subsequently file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of the offering of the Notes under this pricing supplement:

•	Annual Report on Form 40-F for the fiscal year ended October 31, 2016, filed on December 6, 2016;

•	Reports on Form 6-K filed on December 6, 2016 (two filings) (Acc-nos: 0001193125-16-786356 and 0001193125-16-786427).

We may also incorporate any other Form 6-K that we submit to the SEC on or after the date hereof and prior to the termination of the offering of the Notes under this pricing supplement if the Form 6-K filing specifically states that it is incorporated by reference into the Registration Statement of which the accompanying prospectus, as supplemented, forms a part.

We will provide without charge to each person, including any beneficial owner, to whom this pricing supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this pricing supplement excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. You may obtain copies of those documents by requesting them in writing or by telephoning us at the following address: Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor, Toronto, Ontario, Canada, M5X 1A1, Attention: Corporate Secretary; Telephone: (416) 867-6785.

RISK FACTORS

Before deciding whether to invest in the Notes, you should carefully consider the following and the risks described in documents incorporated by reference, including those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and those described in management’s discussion and analysis included in our Annual Report on Form 40-F for the year ended October 31, 2016, which is incorporated by reference in the accompanying prospectus, dated June 27, 2014, as supplemented by the accompanying prospectus supplement, dated June 27, 2014, and this pricing supplement.

Changes to LIBOR may adversely affect holders of the Floating Rate Notes.

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the British Bankers’ Association in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the Financial Services Authority in order to resolve the investigations. On March 25, 2013, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In response to the FCA Rules, ICE Benchmark Administration Limited (the “ICE Administrator”), a subsidiary of Intercontinental Exchange Group, Inc., was appointed as the independent LIBOR administrator effective February 1, 2014.

It is not possible to predict the effect of changes in the methods pursuant to which the LIBOR rates are determined, any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, and any actions taken by the ICE Administrator or any new administrator of LIBOR that may be appointed, each of which may adversely affect the trading market for LIBOR-based securities, including the Floating Rate Notes. Any such changes or reforms in the method pursuant to which the LIBOR rates are determined or actions taken by the ICE Administrator or any new administrator of LIBOR may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur and to the extent that the value of the Floating Rate Notes is affected by reported LIBOR rates, the amount of interest payable under and the value of the Floating Rate Notes may be affected.

Further, uncertainty as to the extent and manner in which the FCA Rules will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your Floating Rate Notes.

Changes in laws and regulations, including how they are interpreted and enforced in applicable jurisdictions, could have an impact on holders of our outstanding debt securities.

In August 2014, Canada’s Department of Finance issued a consultation paper on a Canadian bank resolution framework, including the Canadian bail-in regime and Higher Loss Absorbency requirements that would apply to Canadian domestic systemically important banks that are designated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”), including the Bank. On April 20, 2016, the Government of Canada introduced legislation to implement a bail-in regime, in accordance with regulations to the Canada Deposit Insurance Corporation Act that have not yet been prescribed (the “CDIC Act Regulations”). While such legislation does not indicate which instruments will be subject to the bail-in regime, as such details will be set forth in the CDIC Act Regulations, the 2014 consultation paper indicated that instruments subject to the bail-in conversion regime would include newly issued unsecured, tradable, transferable senior debt with an original term to maturity of greater than or equal to 400 days (“Bail-In Debt”), and that all Bail-In Debt would be convertible into common shares. The timing planned for implementation of the regime has not yet been determined.

Assuming that, as indicated in the 2014 consultation paper, only Bail-In Debt will be subject to the bail-in conversion regime, the Notes issued under this pricing supplement will not be subject to the bail-in regime.

The financial services industry is highly regulated, and we have experienced changes and increased complexity in regulatory requirements as governments and regulators around the world continue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. As a result, there is the potential for higher capital requirements and increased regulatory and compliance costs which could lower our returns and affect our growth. We monitor such developments, and other potential changes, such as reforms of the U.S. financial regulatory system following the U.S. election or the potential impacts of a United Kingdom withdrawal from the European Union, so that BMO is well-positioned to respond to and implement any required changes. We continue to strive to put our customers first as a mitigant to compliance and consumer protection issues. Failure to comply with applicable legal and regulatory requirements may result in litigation, financial losses, regulatory sanctions, enforcement actions, an inability to execute our business strategies, a decline in investor and customer confidence and harm to our reputation.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$        , after deducting underwriting commissions and estimated offering expenses payable by us. The net proceeds will be contributed to the general funds of the Bank and used for general corporate purposes.

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series C, and therefore, this pricing supplement, dated             , 2016 (this “pricing supplement”), should be read together with the accompanying prospectus supplement and the accompanying prospectus. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus supplement or accompanying prospectus, unless the context requires otherwise.

General

The Notes are part of a series of senior debt securities referred to as “Senior Medium-Term Notes, Series C” that we may issue from time to time under the senior indenture, dated as of January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee (the “trustee”). The Notes will constitute our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. The Notes will not be listed on any securities exchange.

The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Upon issuance, the Notes of each tranche will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depositary.

Please note that the information about the price to the public and the proceeds, before expenses, to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of Notes. If you have purchased the Notes in a market making transaction after the initial sale, information about the price and date of sale will be provided to you in a separate confirmation of sale.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Stated Maturity

If not previously redeemed by Bank of Montreal or otherwise declared to be due and payable, the Fixed Rate Notes will mature on            , 2019 and the Floating Rate Notes will mature on            , 2019, and at maturity holders will receive the outstanding principal amount of their Notes plus accrued and unpaid interest, if any.

Interest

Fixed Rate Notes

The Fixed Rate Notes will bear interest from and including             , 2016 at a rate of      % per year. Bank of Montreal will pay interest on the Fixed Rate Notes semi-annually in arrears on             and             of each year, beginning             , 2017 (each, a “Fixed Rate Interest Payment Date”), and at maturity. Interest will be payable on each Fixed Rate Interest Payment Date to the person in whose name the Fixed Rate Notes are registered at the close of business on the preceding             or             , whether or not a business day. However, Bank of Montreal will pay interest at maturity to the person to whom the principal is payable.

If any Fixed Rate Interest Payment Date, the maturity date or any redemption date falls on a day that is not a business day for such Fixed Rate Notes, Bank of Montreal will postpone the making of such interest or principal payments to the next succeeding business day (and no interest will be paid in respect of the delay).

Interest on the Fixed Rate Notes will accrue from and including            , 2016, to but excluding the first Fixed Rate Interest Payment Date, and then from and including each Fixed Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Fixed Rate Interest Payment Date or maturity, as the case may be.

Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes will bear interest from and including             , 2016. Bank of Montreal will pay interest on the Floating Rate Notes quarterly in arrears on             ,            ,             and             of each year, beginning on             , 2017 (each, a “Floating Rate Interest Payment Date”), and at maturity. Interest will be payable on each Floating Rate Interest Payment Date to the person in whose name the Floating Rate Notes are registered at the close of business on the preceding              ,             ,            and            , whether or not a business day. However, Bank of Montreal will pay interest at maturity to the person to whom the principal is payable.

If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, Bank of Montreal will postpone the making of such interest or principal payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the maturity date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

Interest on the Floating Rate Notes will accrue from and including            , 2016, to but excluding the first Floating Rate Interest Payment Date, and then from and including each Floating Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Floating Rate Interest Payment Date or maturity, as the case may be. The Floating Rate Notes will bear interest for each interest period at a rate per annum calculated by the calculation agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application, and the Criminal Code (Canada). The per annum rate at which interest on the Floating Rate Notes will be payable during each interest period will be equal to the then-applicable three-month LIBOR rate for U.S. dollars, determined on the Interest Determination Date for that interest period, plus     % (            basis points). In no event will the interest on the Floating Rate Notes be less than zero.

“Interest Determination Date” means the second London Business Day immediately preceding the applicable quarterly interest reset date. The quarterly interest reset date will be each            ,             ,            and            . The Interest Determination Date for the initial interest period will be the second London Business Day immediately preceding settlement for the Floating Rate Notes.

“interest period” means the period commencing on any Floating Rate Interest Payment Date for the Floating Rate Notes (or, with respect to the initial interest period only, commencing on            , 2016) to, but excluding, the next succeeding Floating Rate Interest Payment Date for the Floating Rate Notes, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including such maturity date.

“London Business Day” means a day on which dealings in U.S. dollars are transacted in the London interbank market.

“three-month LIBOR,” for any Interest Determination Date, will be the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (as more fully described in “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — LIBOR Notes” in the accompanying prospectus supplement).

For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the principal amount of the Floating Rate Notes by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

The interest rate and amount of interest to be paid on the Floating Rate Notes for each interest period will be calculated by the calculation agent. BMO Capital Markets Corp. is currently serving as our calculation agent; however, we may change the calculation agent at any time without notice, and BMO Capital Markets Corp. may resign as calculation agent at any time upon sixty (60) days’ written notice to us. All calculations made by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Bank and the holders of the Floating Rate Notes. So long as three-month LIBOR is required to be determined with respect to the Floating Rate Notes, there will at all times be a calculation agent. In the event that any then acting calculation agent shall be unable or unwilling to act, or that such calculation agent shall fail duly to establish three-month LIBOR for any interest period, or we propose to remove such calculation agent, we shall appoint another calculation agent.

Payment of Additional Amounts

All payments made by Bank of Montreal under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless Bank of Montreal is required to withhold or deduct Canadian taxes by law or by the interpretation or administration thereof. If Bank of Montreal is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to the Notes, Bank of Montreal will pay to each holder of such Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder in respect of the beneficial owner thereof:

•	with which Bank of Montreal does not deal at arm’s-length (for the purposes of the Income Tax Act (Canada)) (the “Tax Act”) at the time of the making of such payment;

•

which is a “specified non-resident shareholder” of Bank of Montreal for purposes of the Tax Act or a non-resident person not dealing at arm’s-length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of Bank of Montreal;

•

which is subject to such Canadian taxes by reason of the holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that Bank of Montreal advises the trustee and the holders of such Notes then outstanding of any change in such requirements);

•

with respect to any Note presented for payment more than 30 days after the later of (i) the date payment is due and (ii) the date on which funds are made available for payment, except to the extent that the holder thereof would have been entitled to such additional amounts on presenting same for payment on or before such thirtieth day;

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax or other governmental charge; or

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

Bank of Montreal will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Bank of Montreal will furnish to the registered holders of the relevant Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment.

In any event, no additional amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts which would be required if, at all relevant times, the beneficial owner of such Note were a resident of the United States for purposes of, and was entitled to the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts discussed in the preceding sentence, the additional amounts received by certain holders in respect of beneficial owners of the Notes may be less than the amount of Canadian taxes withheld or deducted and, accordingly, the net amount received by such holders of those Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes.

Wherever in the senior indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, or any premium or interest or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable as set forth in this section in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to Bank of Montreal, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

Bank of Montreal (or its successor) may redeem either tranche of Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to but excluding the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of any successor to Bank of Montreal) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of this pricing supplement (or, in the case of a successor to Bank of Montreal, after the date of succession), and which in the written opinion to Bank of Montreal (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Bank of Montreal (or its successor) becoming obligated to pay, on the next succeeding date on which payment under such Notes is due, additional amounts with respect to such Notes as described above under “—Payment of Additional Amounts;” or

•

on or after the date of this pricing supplement (or, in the case of a successor to Bank of Montreal, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to Bank of Montreal) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to Bank of Montreal (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to Bank of Montreal (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in Bank of Montreal (or its successor) becoming obligated to pay, on the next succeeding date on which payment under such Notes is due, additional amounts with respect to such Notes;

and, in any such case, Bank of Montreal (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor) (which, for greater certainty, does not include substitution of the obligor under such Notes).

In the event Bank of Montreal elects to redeem any Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustee a certificate, signed by an authorized officer, stating (i) that Bank of Montreal is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of such Notes to be redeemed.

Notice of intention to redeem such Notes will be mailed to holders of such Notes not more than 60 nor less than 30 calendar days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences, under the tax laws of the country of which they are a resident for tax purposes and the tax laws of Canada and the United States, of acquiring, holding and disposing of the Notes and receiving payments of interest, principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who acquires Notes, including entitlement to all payments thereunder, as beneficial owner, pursuant to this pricing supplement, and who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, (i) is not resident and is not deemed to be resident in Canada, (ii) deals at arm’s-length with Bank of Montreal and with any transferee resident (or deemed resident) in Canada to whom the holder disposes of Notes, (iii) is not a “specified non-resident shareholder” of Bank of Montreal or a non-resident person not dealing at arm’s-length with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Bank of Montreal, (iv) does not use or hold Notes in a business carried on or deemed to be carried on in Canada, (v) does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom Bank of Montreal does not deal at arm’s-length, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation. Subsequent developments could have a material effect on the following description.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest, principal or premium paid or credited to a Non-resident Holder by Bank of Montreal on a Note or to the proceeds received by a Non-resident Holder on the disposition of a Note including a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-resident Holder on interest, principal or premium on a Note or on the proceeds received by a Non-resident Holder on the disposition of a Note including a redemption, payment on maturity, repurchase or purchase for cancellation.

Supplemental United States Federal Income Tax Considerations

United States Holders

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “United States Federal Income Taxation,” beginning on page 42 of the accompanying prospectus, and is subject to the limitations and exceptions set forth therein. The following subsection and the discussion in the accompanying prospectus apply to you only if you are a United States holder, as defined in the accompanying prospectus.

The Fixed Rate Notes will constitute fixed-rate debt for United States federal income tax purposes. The Floating Rate Notes will be subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. Under any Notes, you will generally be required to include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for United States federal income tax purposes.

Interest paid by Bank of Montreal on the Notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Your tax basis in your Notes generally will be the U.S. dollar cost of your Notes. You will generally recognize capital gain or loss on the sale or retirement of your Notes equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Notes. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held for more than one year.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, “Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to substantially similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition and holding of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, the underwriters, the calculation agent, the trustee, the security registrar and the paying agent or certain of our or their affiliates are or become a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. Among those exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of the Notes offered hereby, provided that neither the issuer of the Notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder (including each subsequent purchaser or holder) of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Subject to the terms and conditions contained in a terms agreement dated the date of this pricing supplement (the “terms agreement”), the underwriters named below, for whom BMO Capital Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and Bank of Montreal has agreed to sell to each of them, severally, the principal amounts of Notes set forth below:

Underwriter	Aggregate Principal Amount of Fixed Rate Notes	Aggregate Principal Amount of Floating Rate Notes
BMO Capital Markets Corp.	US$	US$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total	US$	US$

The terms agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The terms agreement also provides that if an underwriter defaults, the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes to the public at the public offering prices set forth on the cover page of this pricing supplement and may offer the Notes to certain dealers at the public offering prices less a concession not in excess of     % of the principal amount of such Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the Notes on sales to certain dealers. After the initial offering of the Notes, the public offering price and other selling terms may from time to time be varied by the representatives. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total offering expenses of the Notes payable by us, excluding underwriting commissions, will be approximately US$            .

Bank of Montreal has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a stabilizing or covering transaction to cover short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of stabilizing, maintaining or otherwise affecting the market price of the Notes, which may be higher than it would otherwise be in the absence of such transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Notes are new issues of securities with no established trading market. We do not intend to list the Notes on any securities exchange. The underwriters intend to make a market in the Notes. However, they are not obligated to do so and may discontinue market-making at any time without notice. If a trading market develops, no assurance can be given as to the liquidity of the trading market for any Notes.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Bank of Montreal, for which they received or will receive customary fees and expenses. Underwriters, dealers and agents, and their affiliates or associates, may engage in transactions with us or perform services for us in the ordinary course of business and receive compensation from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Bank of Montreal or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or affiliates routinely hedge, and certain other underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We will use this pricing supplement in the initial sale of the Notes. In addition, BMO Capital Markets Corp. may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless the underwriters or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Conflicts of Interest

BMO Capital Markets Corp. is an affiliate of Bank of Montreal, and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. BMO Capital Markets Corp. is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Trustee Conflict of Interest

Wells Fargo Securities, LLC, an affiliate of the trustee, is an underwriter for this offering. Therefore, if a default occurs with respect to the Notes, the trustee would have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the senior indenture under which the Notes are being issued and we would be required to appoint a successor trustee. If the trustee resigns following a default, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the senior indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the senior indenture and (b) a conflicting interest under the senior indenture for purposes of the Trust Indenture Act.

Selling Restrictions

The Notes are being offered for sale in jurisdictions in the United States and outside the United States where it is legal to make such offers. The underwriters have represented and agreed that they have not offered, sold or delivered, and will not offer, sell or deliver, any of the Notes, directly or indirectly, or distribute this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any other material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Bank of Montreal except as set forth in the terms agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any Notes may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Notes may be made (and this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus distributed), at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriters or underwriters nominated by Bank of Montreal for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require Bank of Montreal or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of the Notes described in this pricing supplement located in a Relevant Member State who receives any communication in respect of, or who acquires any Notes under, the offer contemplated in this pricing supplement will be deemed to have represented, warranted and agreed with each underwriter and Bank of Montreal that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any Notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where the Notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such Notes to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any of the contents of such documents. Persons distributing this document must satisfy themselves that it is lawful to do so.

In relation to anything to be done in the United Kingdom:

(a)

this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have only been communicated and will only be communicated in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 (the “FSMA”) does not apply to Bank of Montreal; and

(b)

each person involved in the issue of the Notes has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or to any person where such transfer arises from an offer pursuant to Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. The underwriters have been represented by Shearman & Sterling LLP, Toronto, Ontario.

US$

Senior Medium-Term Notes, Series C

consisting of

US$         % Senior Notes due 2019

US$         Floating Rate Notes due 2019

Pricing Supplement

BMO Capital Markets

BofA Merrill Lynch

Citigroup

Goldman, Sachs & Co.

Wells Fargo Securities

            , 2016